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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                           Chicago Rivet & Machine Co.
                                (Name of Issuer)

                         Common Stock - $2.00 Par Value
                         (Title of Class of Securities)

                                    168088102
                                 (CUSIP Number)

                           Clay Lifflander, President
                             MMI Investments, L.L.C.
               RR1 Box 167D, Wing Road, Millbrook, New York 12545
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  July 25, 1997
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box o.

Check the following box if a fee is being paid with the statement o. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-l(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




                                                          SEC 1746 (12-91)

                                  SCHEDULE 13D


CUSIP No.      16808812                                      Page 2 of 11 Pages




 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        MMI Investments, L.L.C.

        I.R.S. Identification No. -- 22-3118262



 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b)


 3      SEC USE ONLY


 4      SOURCE OF FUNDS*

        Not Applicable (See Item 5(e))



 5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware


                          7      SOLE VOTING POWER
    NUMBER OF
      SHARES                     22,950
   BENEFICIALLY
     OWNED BY
       EACH               8      SHARED VOTING POWER
    REPORTING
      PERSON                     None
       WITH
                          9      SOLE DISPOSITIVE POWER

                                 22,950


                         10      SHARED DISPOSITIVE POWER

                                 None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,950



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.92%



14      TYPE OF REPORTING PERSON*

        OO (See Item 2)


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7

                                  SCHEDULE 13D


CUSIP No.      16808812                                      Page 3 of 11 Pages


 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Millbrook Capital Management Inc.

        I.R.S. Identification No. -- 13-3540644



 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b)


 3      SEC USE ONLY


 4      SOURCE OF FUNDS*

        Not Applicable (See Item 5(e))



 5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        New York


                          7      SOLE VOTING POWER
    NUMBER OF
      SHARES                     22,950
   BENEFICIALLY
     OWNED BY
       EACH               8      SHARED VOTING POWER
    REPORTING
      PERSON                     None
       WITH
                          9      SOLE DISPOSITIVE POWER

                                 22,950


                         10      SHARED DISPOSITIVE POWER

                                 None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,950



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.92%



14      TYPE OF REPORTING PERSON*

        CO


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7

                                  SCHEDULE 13D


CUSIP No.      16808812                                      Page 4 of 11 Pages




 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John S. Dyson

        Social Security No. -- ###-##-####



 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b)


 3      SEC USE ONLY


 4      SOURCE OF FUNDS*

        Not Applicable (See Item 5(e))



 5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                          7      SOLE VOTING POWER
    NUMBER OF
      SHARES                     22,950
   BENEFICIALLY
     OWNED BY
       EACH               8      SHARED VOTING POWER
    REPORTING
      PERSON                     None
       WITH
                          9      SOLE DISPOSITIVE POWER

                                 22,950


                         10      SHARED DISPOSITIVE POWER

                                 None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,950



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.92%



14      TYPE OF REPORTING PERSON*

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7

                                  SCHEDULE 13D


CUSIP No.      16808812                                      Page 5 of 11 Pages




 1      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Clayton B. Lifflander

        Social Security No. -- ###-##-####



 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                (a) [x]
                                                                         (b)


 3      SEC USE ONLY


 4      SOURCE OF FUNDS*

        Not Applicable (See Item 5(e))



 5      CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS  IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       [ ]


 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        United States of America


                          7      SOLE VOTING POWER
    NUMBER OF
      SHARES                     22,950
   BENEFICIALLY
     OWNED BY
       EACH               8      SHARED VOTING POWER
    REPORTING
      PERSON                     None
       WITH
                          9      SOLE DISPOSITIVE POWER

                                 22,950


                         10      SHARED DISPOSITIVE POWER

                                 None


11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        22,950



12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES*                                                      [ ]



13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.92%



14      TYPE OF REPORTING PERSON*

        IN


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION. 2 OF 7

                         AMENDMENT NO. 2 TO SCHEDULE 13D

         The Statement on Schedule 13D, dated May 9, 1996, (the "Schedule 13D") of MMI Investments, L.L.C. ("MMI"), Millbrook Capital Management, Inc. ("Millbrook") and Clay B. Lifflander, relating to the Common Stock, par value $2.00 per share (the "Shares") of Chicago Rivet and Machine Co., an Illinois corporation (the "Company"), is hereby amended by MMI, Millbrook, John S. Dyson and Clay B. Lifflander as set forth below. Unless otherwise defined herein, all capitalized terms have the meanings ascribed to them in the Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         Item 5 of Schedule 13D is amended in its entirety to read as follows:

         (a) As of July 23, 1997, MMI directly and beneficially owns (as defined by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Act")) 22,950 Shares, or 3.92% of the 585,748 Shares outstanding as of September 30, 1996 as reported by the Company in its Quarterly Report on Form 10-Q for the quarter ended March 31, 1997.

         Under Rule 13d-3 of the Act, each of Millbrook, as Manager of MMI with sole power to vote and dispose of investments held by MMI, John Dyson, as sole shareholder, Chairman and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, and Clay Lifflander, as President and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, has beneficial ownership of the Shares held by MMI.

         (b) Each of MMI, as the sole owner of the 22,950 Shares described herein, Millbrook, as Manager of MMI, John Dyson, as sole shareholder, Chairman and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, and Clay Lifflander, as President and a Director of Millbrook with control of Millbrook and, indirectly, power to vote and dispose of investments held by MMI, has sole voting and dispositive power over such Shares.

         (c) See Exhibit 1 attached hereto for a summary of MMI's purchases and sales of Shares to date, including the date of purchase, number of shares purchased and the price per share of each purchase.

         (d) Except as set forth herein, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares held by MMI.

         (e) As of July 23, 1997, MMI ceased to be the beneficial owner of more than five percent of the Shares.

Item 7.  Material to Be Filed as Exhibits

Exhibit 1    Schedule of Transactions.

                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          MMI INVESTMENTS, L.L.C.

                                          By: Millbrook Capital Management Inc.



                                          By:  /s/ Clay B. Lifflander
                                               Clay B. Lifflander
                                               President, Millbrook
                                               Capital Management Inc.



                                          MILLBROOK CAPITAL MANAGEMENT INC.


                                          By:  /s/ Clay B. Lifflander
                                               Clay B. Lifflander
                                               President


                                           JOHN S. DYSON


                                           /s/ John S. Dyson


                                           CLAY B. LIFFLANDER


                                           /s/ Clay B. Lifflander



Dated: July 25, 1997

                                                                       EXHIBIT 1



                              Shares                     Price
 Date                   (Sold) Purchased              Per Share
-------                 ----------------              ---------

3/7/96                       4,000                       33.00
3/7/96                       1,300                       38.38
3/11/96                        200                       34.00
3/11/96                        100                       33.88
3/12/96                        650                       33.75
3/12/96                        800                       34.00
3/15/96                        500                       34.38
3/15/96                      2,000                       34.75
3/20/96                      2,100                       34.50
3/22/96                        500                       35.25
4/1/96                         100                       35.25
4/9/96                       1,500                       34.38
4/12/96                        200                       34.88
4/15/96                        300                       34.50
4/18/96                        800                       34.50
4/19/96                        900                       34.38
4/22/96                        200                       32.88
4/23/96                      2,000                       33.25
4/23/96                      1,000                       33.38
4/26/96                        100                       31.25
4/26/96                        500                       32.50
4/26/96                        400                       32.25
4/26/96                      1,000                       32.50
4/29/96                      5,200                       32.79
4/30/96                      6,400                       32.88
5/1/96                         300                       33.13
5/3/96                         100                       33.25
5/7/96                         300                       33.25
5/9/96                       1,000                       34.00
5/9/96                         200                       34.25
5/9/96                         200                       34.50
5/9/96                         800                       34.75
5/9/96                         300                       35.00
5/9/96                         200                       35.25

                              Shares                    Price
 Date                   (Sold) Purchased              Per Share
-------                 ----------------              ---------

5/9/96                          100                     35.50
5/9/96                          100                     35.75
5/9/96                          200                     35.88
5/9/96                          300                     36.00
5/17/96                         100                     34.75
5/20/96                         200                     34.75
5/20/96                         100                     34.54
5/29/96                         200                     34.75
5/29/96                         900                     34.75
6/3/96                         1000                     34.50
6/4/96                          100                     34.75
6/25/96                        1000                     35.00
6/26/96                         800                     34.75
7/2/96                          100                     34.50
7/3/96                          200                     34.50
7/3/96                          100                     34.50
7/9/96                          100                     34.00
7/9/96                          300                     34.50
7/11/96                         600                     34.50
8/28/96                         100                     32.50
8/28/96                         100                     32.75
8/28/96                         100                     32.75
9/12/96                         100                     32.13
9/16/96                         100                     32.00

9/26/97                         100                     32.13

1/21/97                       5,000                     33.00
6/24/97                      (1,000)                    45.75
7/2/97                       (1,000)                    47.63
7/2/97                       (1,000)                    49.00
7/2/97                       (1,000)                    46.38
7/2/97                         (800)                    46.09
7/2/97                         (400)                    50.50
7/3/97                         (100)                    50.75
7/23/97                     (20,000)                    51.86